1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

August 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-196436; 814-00967

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (File Number 333-196436) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) pursuant to a letter dated July 2, 2014 from Edward P. Bartz of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the initial filing of the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

Cover Page

1.	The third paragraph on this page states that the Fund may offer the securities being registered by this registration statement “together or separately.” Please provide us with the following: an explanation as to why some combination of common stock, preferred stock, and debt securities offered together should not be deemed a separate security; an example of how these securities would be offered and priced together; and an explanation of how the Fund will ensure that common stock sold together with preferred stock and/or debt securities is priced in a manner that would not result in common shares sold below net asset value. See Section 23(b) of the Investment Company Act of 1940 (the “Investment Company Act”).

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In addition, please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 (the “Securities Act”) with respect to any offering of some combination of common stock, preferred stock, or debt securities together. We may have further comments after reviewing your response.

Response: The fund has revised the cover page of the Registration Statement to refer to the registration of units in response to the Staff’s comments. In addition, the Fund advises the Staff on a supplemental basis that a unit would typically consist of one or more securities, which would generally be offered and priced together as a whole security, rather than strictly by reference to the value of the underlying securities that comprise the unit. A typical unit might consist of one debt security and a warrant to purchase one share of common stock, and would generally be treated as a security in its own right. Any units issued under the Registration Statement will only contain other securities that have been registered on the Registration Statement, or that will be registered on another subsequent registration statement filed by the Fund under the Securities Act.

Units may or may not be traded on an exchange, depending on the terms of their offer and sale. In addition, components, other than any common stock included in a unit, may or may not be traded on an exchange. In connection with the issuance of units comprised in part of shares of common stock, the Fund’s board of directors would be required to separately determine the estimated portion of the purchase price of such units that is attributable to such shares, or the “Share Purchase Price,” to ensure that such shares are not issued under net asset value (or, if they are, that the Fund as the right to issue such shares under net asset value (e.g., pursuant to prior stockholder approval).

The Fund supplementally informs the Staff that it has no current intention to issue units and that it is not aware of any business development company having issued any units. As requested by the Staff, the Fund is including in the Registration Statement an undertaking to offer units only after a post-effective amendment relating to units has been declared effective. The Fund respectfully notes that such an undertaking extends beyond the requirements of the Securities Act, which, pursuant to Rule 430B, would permit the specific terms of any units that may be offered pursuant to the Registration Statement to be omitted from the form of prospectus declared effective as such information is currently unknown.[1]

[1] Such an approach with respect to the issuance of units would be consistent with Rules 415 and 430B/430C under the Securities Act and the disclosure in the Registration Statement, whereby the Fund states that a prospectus supplement will fully describe the precise terms of the securities being offered as well as appropriate supplemental risk disclosures. This approach is also consistent with the approach taken by the Fund with respect to the historic issuances of other types of securities using its shelf registration statements, dating back to 2012, and the practice of other business development companies and operating companies.

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Because the Fund is undertaking to offer units only after a post-effective amendment relating to the units has been declared effective by the Staff, the Fund respectfully submits that there will be ample opportunity for the Staff to review and assess such disclosures prior to any such offering and that inclusion of such disclosures only when more terms related to such units are known will be of greater utility to prospective investors than generic disclosures prepared when no offering of units is contemplated and no terms are known.

Prospectus Summary – WhiteHorse Finance (Page 2)

2.	The third paragraph of this section states that the Fund invests primarily in securities rated below investment grade or that may be rated below investment grade if they were rated, that these securities are referred to as “junk bonds,” and that they are viewed as speculative because of concerns regarding the issuer’s capacity to pay interest and repay principal. Please add these disclosures to the cover page of the prospectus.

Response: As requested, the Fund has added such disclosure to the cover page of the prospectus.

Fees and Expenses – Example (Page 11)

3.	The last paragraph in this section provides the expenses that a shareholder would pay if the 5% annual return used in the Example was derived entirely from capital gains subject to the incentive fee. Please provide this information as a separate line item in the table above this paragraph.

Response: As previously discussed with the Staff in connection with the initial public offering of the Fund, the Fund invests almost entirely in debt securities. Such investments typically do not generate significant realized capital gains, although it is possible for the Fund to realize a capital gain on a secondary market investment in a debt security that was trading below par value at the time of investment. For this reason, it is not realistic and potentially misleading to investors to suggest that all of the Fund’s incentive fees in any period could potentially be derived from capital gains. The Fund believes that including its historical operating results for the most recent fiscal year represents a much more accurate gauge of the portion of incentive fees that can reasonably be expected to be derived from capital gains. While the Fund understands that the Staff’s suggested presentation would indicate a theoretical upper limit on the amount of incentive fees to be paid based upon a hypothetical 5% annual return, it is concerned that such presentation suggests that what is, in reality, a remote possibility is likely to occur. This could lead some investors to misunderstand the nature of the Fund’s investments and its expected return on such investments. Therefore, the Fund respectfully submits that its current presentation more appropriately balances the need to disclose an upper limit on fees with a realistic mix of the income likely to be realized by the Fund.

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Risk Factors – Risks Relating to Our Business and Structure — Our incentive fee structure may create incentives for our Investment Adviser that are not fully aligned with the interests of our stockholders and may induce our Investment Adviser to make speculative investments. (Page 24)

4.	The last paragraph in this section states that, because of the terms of the Incentive Fee Cap and Deferral Mechanism, investors who acquire Fund shares may pay incentive fees on income and capital gains that were paid to the Fund’s shareholders prior to such investors becoming shareholders. Please add this risk to the Summary Risk Factors on page 8 of the prospectus.

Response: As requested, the Fund has added such disclosure regarding the Incentive Fee Cap and Deferral Mechanism to the Summary Risk factors section.

Risk Factors — Risks Related to our Investments — Our investments may be risky, and you could lose all or part of your investment. (Page 31)

5.	Please state in this section that the Fund’s investments in debt securities will be primarily rated below investment grade or would be rated below investment grade if they were rated, include the term “junk bonds” in this disclosure, and describe the speculative characteristics of this type of investment.

Response: As requested, the Fund has added such disclosure to the risk factor identified above.

Risk Factors — Risks Relating to an Investment in our Senior Notes (Page 38)

6.	This section describes the risks related to an investment in the Fund’s “Senior Notes.” The disclosure in the “Senior Notes” section on page 56 of the prospectus states that the Senior Notes rank senior to the Fund’s unsecured term loan, while the disclosure in the “Unsecured Term Loan” section on page 56 states that the unsecured term loan was amended to extend the maturity date of the loan by one year to July 3, 2015. Please add these disclosures to this section. Also, please disclose the maturity date and coupon rate of the Senior Notes in this section.

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Response: As requested, the Fund has added additional disclosure to the risk factor identified above to disclose (1) the maturity date and coupon rate of the Senior Notes, (2) that the unsecured term loan was amended to make it subordinate in right of payment to the Senior Notes, and (3) that the unsecured term loan was recently amended to extend the maturity date of such loan by one year.

Risk Factors — Risks Relating to an Investment in our Common Stock — There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital. (Page 41)

7.	Please state in this section that a return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gains, and describe the short-term and long-term tax implications for shareholders.

Response: As requested, the Fund has added the requested disclosure regarding the fact that a return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gains together with a the short-term and long-term implications of a return of capital for stockholders in the Fund.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Reserves — Distributions (Page 56)

8.	The second paragraph of this section states that, during the three months ended March 31, 2014, distributions to stockholders included a return of capital. Please explain to us whether the Fund provided shareholders with notices regarding the return of capital portion of these distributions pursuant to Rule 19a-1 under the Investment Company Act.

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Response: The Fund disclosed in its Quarterly Reports on Form 10-Q for first and second quarters that, based upon its income and distributions through March 31, 2014 and June 30, 2014, respectively, it expected to report that a portion of its distributions for the year would include a return of capital. The Fund notes, however, that it will not know with certainty what portion of its distributions comprised a return of capital until the end of its tax year on December 31, 2014 and, accordingly, it has not yet informed its stockholders of the precise breakdown of the sources of its interim distributions.

Determination of Net Asset Value — Determinations in Connection with Offerings (Page 110)

9.	The first paragraph of this section states that, in connection with each offering of Fund shares, the board of directors is required to determine that the Fund is not selling its shares at a price below NAV. The second paragraph of this section states that, “[i]mportantly, this determination will not necessarily require that we calculate the NAV of our common stock.” Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, “which net asset value shall be determined as of a time within forty-eight hours” prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Response: The Fund acknowledges the Staff’s comment and confirms that, whenever the Fund does not have current stockholder approval to issue shares of its common stock at a price per share below its then current NAV per share, the offering price per share (exclusive of any distributing commission or discount) will equal or exceed NAV per share, based on the value of the Fund’s portfolio securities and other assets determined in good faith by its board of directors as of a time within 48 hours (excluding Sundays and holidays) of the sale. In addition, the Fund will eliminate the above-captioned disclosure in any prospectus supplement and include an affirmative statement that “Whenever we do not have current stockholder approval to issue shares of our common stock at a price per share below our then current NAV per share, the offering price per share (exclusive of any distributing commission or discount) will equal or exceed NAV per share, based on the value of our portfolio securities and other assets determined in good faith by our board of directors as of a time within 48 hours (excluding Sundays or holidays) of the sale.”

Regulation — JOBS Act (Page 141)

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10.	The last paragraph of this section discloses that the Fund has made an irrevocable election not to take advantage of the exemption from new or revised accounting standards available to it under the JOBS Act, and that the Fund will therefore be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. However, disclosure in the third full paragraph on page 30 of the prospectus states that the Fund is taking advantage of the extended transition period available to emerging growth companies to comply with new or revised accounting standards. Similar disclosures on pages F-14 and F-38 indicate that the Fund is taking advantage of the extended transition period. Please correct these inconsistencies.

In addition, since the Fund originally elected to avail itself of this exemption in its previous registration statements, if the Fund has now made an irrevocable election not to take advantage of this exemption, please add this disclosure to the cover page of the prospectus immediately following the statement that the Fund is an emerging growth company under the JOBS Act.

Response: The Fund hereby confirms: (1) that it elected prior to its initial public offering of common stock to take advantage of the exemption from new or revised accounting standards available to it under the JOBS Act; and (2) that the Fund has not subsequently elected not to take advantage of such exemption. The disclosure appearing in the last paragraph of the section captioned “Regulation — JOBS Act” was incorrect and has been corrected in Amendment No. 1 so as to be consistent with the disclosure appearing elsewhere in the Prospectus.

Consolidated Statements of Assets and Liabilities (Page F-2)

11.	In future financial statements, please include a line item for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Fund’s Notes to Financial Statements (i.e., Note 7). See Regulation S-X Rule 6-04.15.

Response: The Fund acknowledges the Staff’s comment and undertakes to include in its future financial statements a line item for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Fund’s Notes to Financial Statements.

Consolidated Statements of Change in Net Assets (Page F-4)

12.	In future financial statements, please provide the source of distributions on the Statement of Changes in Net Assets, including the estimated return of capital disclosed on page 57 of the prospectus. See Regulation S-X Rule 6-09.3.

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Response: The Fund notes that U.S. GAAP principles as codified by the Financial Accounting Standards Boards Accounting Standards Codifications, as amended (“ASC”), incorporate the SEC’s financial reporting rules in Regulation S-X. With regard to the application of Regulation S-X 6-09.3(c), ASC 946-20-50-10 expressly provides that “[i]f management of a fund determines that a tax return of capital is likely to occur for the fund’s fiscal year, although the exact amount may not be estimable, that fact should be disclosed in a note to the interim financial statements.” The Fund respectfully submits that the foregoing requirement was satisfied in the Fund’s interim quarterly financial statements, at Footnote 2. Based on the foregoing, the Fund believes that Regulation S-X does not require disclosure of the source of distributions in the Statement of Changes in Net Assets for interim periods, and that such disclosure could be materially misleading to readers who may not understand the degree of estimation involved in determining the source of quarterly distributions.

The Fund also notes that it discloses information with respect to the source of distributions in the audited Statement of Changes in Net Assets for the fiscal year-end, included in the Fund’s annual report on Form 10-K. In future audited financial statements, the Fund hereby undertakes to provide the source of the distributions in the Financial Highlights footnote.

Notes to Consolidated Financial Statements — Note 7 — Financial Highlights (Page F-24)

13.	The footnote number for the Financial Highlights is “Note 7.” However, the “Commitment and Contingencies” footnote immediately prior to the Financial Highlights is also “Note 7.” Please ensure proper numbering in future financial statements.

Response: The Fund acknowledges the Staff’s comment regarding the numbering of the footnotes to the financial statements and has corrected such numbering.

Also, in future filings, please include the character of the “Distributions Declared” line item, including the estimated return of capital disclosed on page 57 of the prospectus. See Item 4.1 of Form N-2.

Response: In future audited financial statements, the Fund will provide the source of the distributions in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” as well as in the Financial Highlights footnote.

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Finally, footnote (2) states that the Adviser irrevocably waived $344,000 of base management fees for the quarter ended March 31, 2014. In future financial statements, please disclose on the Statement of Operations the gross amount of advisory fees incurred with a separate line disclosing the waived amounts of advisory fees. See Regulation S-X Rule 6-07.2(g).

Response: The Fund respectfully submits that the agreement for our Adviser to waive base management fees payable with respect to cash and cash equivalents and restricted cash and cash equivalents expired at the end of the quarter ended March 31, 2014, and that our Advisor waived only a portion of the base management fees payable with respect to cash and cash equivalents and restricted cash and cash equivalents for the quarter ended June 30, 2014. The Fund does not anticipate renewing or re-entering into such waiver agreement, or that such base management fees will be waived in the foreseeable future. Thus, the Fund does not expect for the amount of waived advisory fees to increase during the current fiscal year beyond the amount disclosed in Note 8 of the financial statements for the six months ended June 30, 2014. The Fund also notes that disclosures related to the amounts of advisory fees incurred and waived under the Investment Advisory Agreement appear elsewhere in the Prospectus. In future financial statements, the Fund will disclose on the Statement of Operations the gross amount of advisory fees incurred with a separate line disclosing the waived amounts of advisory fees, to the extent there are any additional waivers and the amount of fees waived is material to the presentation of the Statement of Operations.

PART C

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14.	Please file as an exhibit to your next pre-effective amendment a legality opinion and related consent of counsel with respect to each category of security being registered. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Fund’s Board of Directors. Therefore, in your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Response: The Fund hereby undertakes to file a revised, executed legality opinion and related consent of counsel consistent with Staff Legal Bulletin No. 19, in a post-effective amendment with each take-down from the Registration Statement.

In addition, please file as exhibits to your next pre-effective amendment forms of prospectus supplements for each particular type of security the Fund expects to offer. Finally, please provide us with a representation that, if the Fund determines to offer any type of debt that is materially different from the types of debt for which the Fund has filed forms of prospectus supplements, it will file a post-effective amendment to the registration statement that must be accelerated by the staff, and include a form of prospectus supplement with respect to the new type of debt.

Response: The Fund respectfully submits that it has filed prospectuses with respect to public offerings of common stock and debt securities which are substantially similar to any corresponding form of prospectus supplements that would likely be filed as an exhibit to a pre-effective amendment filed in advance of any contemplated offering by us. The Fund also notes that the likelihood of offering securities other than common stock or debt is remote, terms for any such securities are not currently known or contemplated, and any form of prospectus supplement related to such securities would be entirely generic. Therefore, the Fund respectfully submits that the filing of forms of prospectus supplements with its next pre-effective amendment would not provide any useful information to investors considering an investment decision.

GENERAL COMMENTS

15.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

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Response: The Fund respectfully submits that it does not intend to omit information from the form of prospectus in reliance on Rule 43A under the Securities Act. Rather, the Fund supplementally advises the Staff that, in accordance with its undertaking pursuant to Item 34.4 of Form N-2 and Rule 430C under the Securities Act, it expects that information relating to any offering of securities under the Registration Statement will be contained in a prospectus supplement that will be filed, together with the accompanying prospectus, in accordance with Rule 497 of the Securities Act (and deemed to be part of, and included in, the Registration Statement on the date it is first used after effectiveness).

16.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has submitted to the Commission an application for exemptive relief seeking an order under Section 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder permitting certain co-investment transactions. The Staff has completed its review of such application and granted such order on July 8, 2014.

17.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

18.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that all persons who are responsible for the accuracy and adequacy of the disclosure in the Fund’s filings with the Commission have confirmed that they believe the Registration Statement provides all information investors required for an informed decision.

* * * * * * * * * *

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

United States Securities and Exchange Commission August 13, 2014 Page 12

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP